September 14, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Conagra Brands, Inc.
Registration Statement on Form S-4
File No. 333-226329
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Conagra Brands, Inc. (“Conagra”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-226329), as amended (the “Registration Statement”), be accelerated to 4:00 p.m., Eastern Time, on September 17, 2018, or as soon as practicable thereafter.

Conagra requests that it be notified of the effectiveness of the Registration Statement on Form S-4 by telephone call to its counsel Bradley C. Brasser at (612) 217-8886, followed by written confirmation to the addresses listed on the cover page of the Registration Statement. Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,

CONAGRA BRANDS, INC.

By:	/s/ Colleen R. Batcheler
Name:	Colleen R. Batcheler
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Peter E. Izanec
Jones Day

Timothy P. FitzSimons
Jones Day

Michael J. Solecki
Jones Day

Bradley C. Brasser
Jones Day

M. Kelley Maggs
Pinnacle Foods Inc.

Robert I. Townsend
Cravath, Swaine & Moore LLP

O. Keith Hallam
Cravath, Swaine & Moore LLP